Exhibit 99.1

MIND CTI Reports First Quarter 2019 Results

Yoqneam, Israel, May 20, 2018 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its first quarter ended March 31, 2019.

The following will summarize our major achievements in the first quarter of 2019 as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues were $4.5 million, same as in the first quarter of 2018.
●	Operating income was $1.5 million, or 33% of total revenues, compared with $1.3 million, or 28% of total revenues in the first quarter of 2018.
●	Net income was $1.5 million, or $0.08 per share, compared with $1.2 million, or $0.06 per share in the first quarter of 2018.
●	Cash flow from operating activities during the quarter was $2.3 million, compared with $1.3 million in the first quarter of 2018.

As of March 31, 2019, we had 220 employees in our Romania, Israel and U.S. offices, compared with 228 as of March 31, 2018.

Acquisition Update

As previously announced on March 25, 2019, MIND acquired Message Mobile GmbH, a leading provider of enterprise messaging, communication and payment solutions, based in Lüneburg, Germany with more than 15 years’ experience in the mobile industry. Its messaging platform enables enterprises to easily communicate with clients and partners via text / SMS, voice and instant messaging services like WhatsApp, Facebook Messenger and Telegram. Message Mobile also offers mobile payment solutions that use phone bill charging for a wide range of applications such as mobile parking payment.

The financial results reflect the operating activities before the acquisition only, while the balance sheet reflects assets and liabilities inclusive of the acquired company.

Monica Iancu, MIND CTI CEO, commented: “We believe that messaging needs are expanding worldwide, be it in traditional text (SMS) or in instant messaging. We expect to focus in the next few quarters on the integration of Message Mobile and on exploring the potential growth in this field based on its solid reputation and proven expertise in the German market. At the same time, we continue to invest in bringing permanent value to existing customers, maintaining up-to-date technology and to be relevant for future market trends in our core billing and analytics platforms. Given our cash position and our experienced organization, we believe that we are well positioned and have the required resources to respond to market needs, continue with our dividend policy and we plan to continue targeting potential acquisitions that could benefit the company’s growth.”

Cash Flow from Operating Activities, Cash Position and Annual Dividend Distribution

The strong cash flow from operating activities in the first quarter of 2019 is mainly due to the timing of one large payment received for the completion of a significant milestone. In past years we had encountered fluctuations in cash flows as well.

Our cash position, including long-term available-for-sale securities, was approximately $12.1 million as of March 31, 2019 after the payment of $2.25 million for the cash part of the total acquisition price of Message Mobile.

As previously announced, the Board declared on March 4, 2019 a cash dividend of $0.26 per share, before withholding tax at a rate of 20%.

The dividend declared and distributed was approximately $5.0 million, out of which approximately $4.0 million was paid to the shareholders in March 2019 and approximately $1.0 million was paid for the withholding tax to the Israel Tax Authority after the quarter end, in April 2019.

Revenue Distribution

Revenues in the Americas represented 78%, revenues in Europe represented 12% and revenues in the rest of the world represented 10% of our total revenues.

Revenues from customer care and billing software totaled $3.8 million, or 86% of total revenues, while revenues from enterprise call accounting software totaled $0.6 million, or 14% of total revenues.

Revenues from licenses were $0.5 million, or 11% of total revenues, while revenues from maintenance and additional services were $4.0 million, or 89% of total revenues.

Changes in Management Team

MIND also announced today the appointment of a new CFO.

Mr. Shoham Shitrit, (39), will join us as the new CFO, starting June 2019 and will replace Mr. Ran Mendelaw that joined MIND in 2018 and now intends to pursue other business opportunities. We thank Mr. Mendelaw for his contribution and wish him continued success. Mr. Shitrit comes to MIND after serving as a controller of a public technology corporation – Elbit Systems Ltd. (Nasdaq:ESLT). Prior to that, he served for four years as a controller of a public medical device company – Lumenis Ltd. (which was traded on Nasdaq until June 2015 under the symbol LMNS) and before that, he served three years as a senior auditor at Ernst & Young (Israel). Shoham holds a B.A. degree in Accounting and Economics from Bar- Ilan University and is a Certified Public Accountant in Israel.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements.” These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risk that the acquisition will not succeed in achieving its intended goals due to competitive, personnel, technological or other integration issues and the risks discussed in the Company’s filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months
	Ended March 31,
	2019	2018
	U.S. dollars in thousands (except per share data)

Revenues	$4,461	$4,542
Cost of revenues	1,211	1,760
Gross profit	3,250	2,782
Research and development expenses	939	837
Selling and marketing expenses	305	305
General and administrative expenses	523	383
Operating income	1,483	1,257
Financial income, net	138	8
Income before taxes on income	1,621	1,265
Taxes on income	127	103
Net income	$1,494	$1,162

Earnings per share-basic and diluted	$0.08	$0.06

Weighted average number of shares used in computation of earnings per share - in thousands:
Basic	19,475	19,275
Diluted	19,549	19,554

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	March 31,	December 31,
	2019	2018
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$3,154	$2,739
Short-term bank deposits	5,994	8,714
Marketable securities	2,714	4,352
Accounts receivable, net:
Trade	3,008	2,130
Other	714	560
Prepaid expenses	624	209
Inventories	4	4
Total current assets	16,212	18,708

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities - available-for-sale	119	105
Long-term bank deposits	98	98
Severance pay fund	1,529	1,439
Deferred income taxes	34	34
RIGHT-OF-USE ASSETS, net of accumulated depreciation	633	-
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	158	164
GOODWILL AND INTANGIBLE ASSETS, net of accumulated amortization	8,276	5,430
Total assets	$27,059	$25,978

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$1,908	$147
Other	2,453	1,501
Current maturities of lease Liabilities	353	-
Deferred revenues	2,181	1,788
Total current liabilities	6,895	3,436

LONG-TERM LIABILITIES:
Deferred revenues	53	43
Lease liabilities, net of current maturities	277	-
Employee rights upon retirement	1,624	1,517
Total liabilities	8,849	4,996

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	26,451	26,404
Accumulated other comprehensive loss	(886)	(877)
Accumulated deficit	(6,651)	(3,084)
Treasury shares	(758)	(1,515)
Total shareholders’ equity	18,210	20,982
Total liabilities and shareholders’ equity	$27,059	$25,978

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months
	Ended March 31,
	2019	2018
	U.S. dollars in thousands
Cash flows from operating activities:
Net income	$1,494	$1,162
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13	24
Deferred income taxes, net	-	(1)
Accrued severance pay	72	(34)
Unrealized loss (gain) from marketable securities, net	(39)	24
Financial expenses	15	-
Financial income from available for sale securities	(14)	1
Employees share-based compensation expenses	47	51
Changes in operating asset and liability items:
Decrease in accounts receivable:
Trade	385	23
Other	6	92
Increase prepaid expenses	(415)	(88)
Increase (decrease) in accounts payable and accruals:
Trade	490	233
Other	(169)	567
Change in operating lease liability	(3)	-
Increase (decrease) in deferred revenues	392	(718)
Net cash provided by operating activities	2,274	1,336

Cash flows from investing activities:
Purchase of property and equipment	(1)	(31)
Severance pay funds	(55)	46
Acquisition of a subsidiary	(2,215)	-
Proceeds from sale of marketable securities	1,677	278
Proceeds from short-term bank deposits	2,720	2,025
Net cash provided by (used in) investing activities	2,126	2,318
Cash flows from financing activities:
Employee stock options exercised and paid	-	38
Dividend paid	(4,049)	(4,615)
Net cash used in financing activities	(4,049)	(4,577)
Increase (decrease) in cash and cash equivalents	351	(923)
Balance of cash and cash equivalents at beginning of period	2,803 *	5,014
Balance of cash and cash equivalents at end of period	$3,154	$4,091

*	Includes $2,739 cash and cash equivalents and $64 restricted cash that was presented in other receivables.

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